                                                                      Exhibit 8A



                 [Letterhead of Reed Smith Shaw & McClay LLP]

                         Reed Smith Shaw & McClay LLP

                             2500 One Liberty Place
                               1650 Market Street
                     Philadelphia, Pennsylvania 19103-7301
                              Phone: 215-851-8100
                               Fax: 215-851-1420


                              July 12, 1999



The First National Bank of Spangler
1808 Bigler Avenue
Spangler, Pennsylvania 15775

               Re:  Merger of The First National Bank of Spangler
                    With and Into County National Bank
                    ----------------------------------

Dear Sirs:

  You have requested our opinion as to certain federal income tax consequences resulting from the merger (the "Merger") of The First National Bank of Spangler, a national banking association ("Company"), and County National Bank, a national banking association ("County"), pursuant to the Agreement and Plan of Merger, dated as of April 27, 1999 (the "Merger Agreement"), by and among CNB Financial Corporation, a Pennsylvania corporation ("Acquiror"), Company and County. Under the terms of the Merger Agreement, Company will merge with and into County, a wholly-owned subsidiary of Acquiror. Capitalized terms not defined in this opinion letter have the meanings given them in the Merger Agreement.

  In rendering this opinion, we have reviewed originals or copies, certified or otherwise identified to our satisfaction, of the following:

            (i) the Merger Agreement;

           (ii) the representations made to this firm by Company in the Company Officer's Certification dated July 12, 1999 (the "Company Officer's Certificate");

          (iii) the representations made to this firm by Acquiror and County in Acquiror and County Officer's Certificate dated July 12, 1999 (the "Acquiror Officer's Certificate"); and

           (iv) such other documents and information as we deemed to be necessary or appropriate in order to render the opinions set forth herein.

In our review, we have assumed the accuracy of all information set forth in such documents, the genuineness of all signatures on the documents which we have reviewed and the conformity with the originals (and the authenticity of such originals) of all documents submitted to us as copies.

The First National Bank of Spangler
July 12, 1999
Page -2-



  Pursuant to the Merger Agreement, Company will be merged with and into County and County shall be the surviving corporation of the Merger. In the Merger, shares of the Company's common stock (the "Spangler Common Stock") held by each Shareholder will be converted into 95 shares of Acquiror common stock ("Acquiror Common Stock"). A holder of Spangler Common Stock who would otherwise receive fractional shares, will instead receive cash in lieu of fractional shares as set forth in the Merger Agreement. A holder of Spangler Common Stock who dissents from the Merger Agreement or who shall have voted against the Merger and shall have complied with the applicable provisions of the National Bank Act shall, subject to the provisions of the Merger Agreement, be entitled to receive the value of his Spangler Common Stock upon a timely written request made to Acquiror. Persons entitled to receive cash pursuant to the preceding sentence shall not exceed 10 percent of the number of shares of Spangler Common Stock outstanding immediately prior to the Merger.

   We have made the following assumptions in rendering the opinions set forth below:

     (i) the Merger will be consummated in the manner described in the Merger Agreement;

     (ii) the representations made in the Company Officer's Certificate are true and correct as of the date thereof and as of the Effective Time; and

     (iii) the representations made in the Acquiror Officer's Certificate are true and correct as of the date thereof and as of the Effective Time.

   Based upon and subject to the foregoing, we are of the opinion that:

     1. For federal income tax purposes, the Merger of Company into County will constitute a reorganization within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Code Section 368(a)(1)(A) and Section 368(a)(2)(D). Each of Acquiror, Company, and County will be a "party to a reorganization" within the meaning of Code Section 368(b).

     2. No gain or loss will be recognized by Acquiror, Company, or County by reason of the Merger. Code Section 361 and Code Section 1032.

     3. No gain or loss will be recognized by a holder of Spangler Common Stock attributable to consideration provided in the Merger by Acquiror or County in excess of the amount of cash received by such holder as a result of the Merger. Code Sections 354(a)(1).

     4. The basis of a holder of Spangler Common Stock in the shares of Acquiror Common Stock which he will receive in the Merger will be (i) the same as his basis in the shares of Spangler Common Stock surrendered in exchange therefor,
(ii) increased by the amount of gain recognized by him as a result of the Merger, (iii) reduced by the basis of any fractional shares which will be exchanged for cash, and (iv) reduced by the amount of cash received. Code
Section 358(a)(1).

     5. The holding period of the shares of Acquiror Common Stock to be received in the Merger by each Shareholder of Company will include the holding period of the Spangler Common Stock surrendered by him, provided that the shares of Spangler Common Stock were held as capital assets on the date of the Merger. Code Section 1233(1).
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The First National Bank of Spangler
July 12, 1999
Page -3-


   Our opinion is limited to the foregoing federal income tax consequences of the Merger. Further, our opinion is based on the Code, Treasury Regulations, case law, and Internal Revenue Service announcements and rulings as of the date of this opinion. All such authorities are subject to change, which change may be retroactive and may affect the conclusions rendered in this opinion.

   This opinion is given to you by us solely for your use and, except as set forth in the following sentence, is not to be quoted or otherwise referred to or furnished to any governmental agency (other than to the Internal Revenue Service in connection with an examination of the transaction contemplated by the Merger Agreement) or to other persons without our prior written consent. We consent to the filing of this opinion with the Securities and Exchange Commission as an Exhibit to the Registration Statement on Form S-4 filed by CNB Financial Corporation, Registration No. 333-81543.


                              Very truly yours,


                              /s/ Reed Smith Shaw & McClay LLP
                              REED SMITH SHAW & McCLAY LLP



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